KetoNatural Pet Foods

BALANCE SHEET

As of December 31, 2017

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BUSINESS CHECKING (4870)	7,936.00
Total Bank Accounts	**$7,936.00**
Accounts Receivable	
Accounts Receivable (A/R)	10,130.01
Total Accounts Receivable	**$10,130.01**
Other Current Assets	
Inventory	32,724.15
Total Other Current Assets	**$32,724.15**
Total Current Assets	**$50,790.16**
TOTAL ASSETS	**$50,790.16**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
COGS A/P	20,493.34
Total Accounts Payable	**$20,493.34**
Total Current Liabilities	**$20,493.34**
Total Liabilities	**$20,493.34**
Equity	
Owner's Investment	127,500.00
Retained Earnings	0.00
Net Income	-97,203.18
Total Equity	**$30,296.82**
TOTAL LIABILITIES AND EQUITY	**$50,790.16**

KetoNatural Pet Foods

STATEMENT OF CASH FLOWS

January - December 2017

	TOTAL
OPERATING ACTIVITIES	
Net Income	-97,203.18
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable (A/R)	-10,130.01
Inventory	-32,724.15
COGS A/P	20,493.34
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-22,360.82**
Net cash provided by operating activities	**$ -119,564.00**
FINANCING ACTIVITIES	
Owner's Investment	127,500.00
Net cash provided by financing activities	**$127,500.00**
NET CASH INCREASE FOR PERIOD	**$7,936.00**
CASH AT END OF PERIOD	**$7,936.00**

KetoNatural Pet Foods

PROFIT AND LOSS

January - December 2017

	TOTAL
Income	
Sales	11,087.87
Total Income	**$11,087.87**
Cost of Goods Sold	
Cost of Goods Sold	5,340.86
Total Cost of Goods Sold	**$5,340.86**
GROSS PROFIT	**$5,747.01**
Expenses	
Advertising & Marketing	15,919.43
Bank Charges & Fees	89.94
Contractors	10,561.80
Executive Compensation	55,135.10
Inbound Freight	946.22
Legal & Professional Services	2,723.25
Meals & Entertainment	88.41
Office Shipping	277.77
Office Supplies & Software	967.22
Research and Development	7,756.73
Taxes & Licenses	6,802.10
Travel	1,682.22
Total Expenses	**$102,950.19**
NET OPERATING INCOME	**$ -97,203.18**
NET INCOME	**$ -97,203.18**

KetoNatural Pet Foods, Inc.
Notes to Financial Statements
2017

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Nature of Operations

KetoNatural Pet Foods, Inc. ("KetoNatural" or the "Company") was incorporated under the laws of the state of Delaware on April 20, 2017. The Company's primary business is the production and sale of food and treat products for pets, with its flagship product currently being a low-carbohydrate dry dog food, Ketona Chicken Recipe For Adult Dogs. The Company is located in Salt Lake City, Utah.

Accounting Principles

These financial statements and notes have been prepared in accordance with generally accepted accounting principles. They have not been audited and have not been reviewed by a Certified Public Accountant.

Financing and Liquidity

The Company's activities for the calendar year ending December 31, 2017 have been financed through sales operations and with equity financing as follows:

- Sales of Simple Agreements For Future Equity – From April 2017 through November 2017, the company entered into agreements for future equity for gross proceeds of $97,500.
- Sale of Common Stock – In July 2017 the Company issued 67 shares of its Common Stock for gross proceeds of $30,000.

During the year ending December 31, 2018, management plans on raising additional funds to further launch and expand the Company in 2018; however, there can be no assurance that adequate funding will be available on acceptable terms, if at all. Management believes that with additional funding raised through debt or equity financing, as well as projected revenue generated through operations, there will be sufficient funds to enable the Company to meet its obligations in the foreseeable future.

If anticipated operating results are not achieved, the Company may require additional funds to continue operations and/or may need to reduce operating expenses, which could be detrimental to the ability of the Company to continue as a going concern. Accordingly, there is substantial doubt about the Company's ability to continue as a going concern. The financial statements, however, do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

Estimates and Assumptions

Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Revenue Recognition

Revenue is recognized when earned.

Expense Recognition

Expenses are recognized when incurred.

Inventory Valuation and COGS Accounting

Inventory is valued on a cost basis. COGS are calculated on a FIFO basis.

Depreciation

At this time the Company owns no assets subject to depreciation calculations.

Employee Benefits

At this time the Company offers no employee benefit programs or retirement plans.

Intangibles

At this time the Company owns no intangible assets.

Material Contingent Liabilities

At this time the Company has no material contingent liabilities. The Company is involved from time to time in routine legal matters arising in the ordinary course of business. In the opinion of the Company's management, resolution of such matters will not have a material effect on its consolidated financial position, results of operations or cash flows.

Stockholders' Equity

The Company is authorized to issue a total of 10,000 shares of common stock. The Company had the following common stock issuances during the calendar year ending on December 31, 2017:

- Common stock issued to founders in April 2017 (inception), at par value $0.001 per share and subject to a 48-month vesting schedule imposed pursuant to stock repurchase agreements between the Company and the founders – 4,900 shares;
- Common stock issued for services in April 2017, at par value $0.001 per share – 100 shares;
- Common stock issued for cash in July 2017, at $447.76 per share – 67 shares.

Thus, the total common stock issued and outstanding on December 31, 2017 was 5067 shares (with 4,900 of these shares subject to certain repurchase restrictions), in the total amount of $30,005.00.

<u>Agreements For Future Equity</u>

Between April 2017 and November 2017, the Company entered into seven (7) separate agreements whereby it pledged to exchange a yet-to-be-determined number of shares of SAFE Preferred Stock for a total of $97,500 in cash. Pursuant to the terms of these agreements, the Company is obligated to issue shares of SAFE Preferred Stock to the holders of these instruments constituting that fraction of the Company's total capitalization that is equal to $97,500 divided by either $4,000,000 or 30% less than the pre-money valuation assigned to the company in its next equity financing at which a fixed valuation is assigned to the Company, whichever is more advantageous to the holders.

<u>Subsequent Events</u>

These financial statements and notes reflect the financial condition of the Company as of December 31, 2017 and do not reflect any financial changes that have occurred thereafter.